April 29, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:
     Rentrak Corporation Registration Statement on Form S-3
     (Registration No. 33-86548).

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Rentrak Corporation ("Rentrak") hereby respectfully requests that the above-referenced Registration Statement filed by Rentrak on November 21, 1994 be withdrawn, effective immediately. Rentrak requests this withdrawal because the subject Registration Statement have been satisfied. As of April 24, 1997, of the 1,888,950 shares of Rentrak's common stock registered for sale, 994,453 shares have been sold and 894,497 shares have not been sold. The unsold shares include an aggregate of 747,500 shares of common stock underlying warrants held by certain selling stockholders of which warrants to purchase 147,500 shares expired unexercised on May 22, 1996 and warrants to purchase 600,000 shares will expire on September 11, 1997.

Kindly forward a copy of the order consenting to the withdrawal of the Registration Statement to the undersigned as soon as practicable. If you have any questions, please contact Ora
Fruehauf of Latham & Watkins at (415) 391-0600.

Sincerely,

/s/ F. Kim Cox

F. Kim Cox
Executive Vice President

FKC.dtw

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